

Geoffrey T. Chalmers, Esq.
Attorney at Law

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail: chalm@worldnet.att.net

NOV 07 2007
1086

Pam Howell, Esq.
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C. 20549 - 7010

November 5, 2007

Re: WFG Real Estate Income Fund, LLC
Amendment to Offering Statement on Form 1-A Filed October 1, 2007
File No. 24-10163

Dear Ms. Howell:

We have the responses set forth below to the comments set forth in your letter of October 11, 2007. We have clearly marked by large black numerals on the enclosed filing exactly where the changes have been made in response to your comments. Please note that we have changed the name of the Issuer to Raike Real Estate Income Fund, LLC. Our responses are as follows:

1. See the attached North American Securities Administrators Association (NASAA) "Statement of Policy Regarding Real Estate Programs," revised on May 7, 2007. The States of Alabama, Mississippi, South Carolina, Tennessee and Virginia follow the NASAA suitability standards.

   See attached "18 NCAC 06.1313 REGISTRATION OF DIRECT PARTICIPATION PROGRAM SECURITIES" for the suitability standards of the State of North Carolina.

   Georgia is a "Disclosure State." Regulation A offerings are exempt from registration under Georgia Securities Act, Section 10-5-9, exempt transactions. Georgia does not have specific suitability standards applicable to exempt offerings, per Georgia's Securities Commission office. We nevertheless intend to observe the NASAA standard when offering the Fund's securities in Georgia.

2. We have revised the language. Please see "Conflicts of Interest."

3. We have revised the language. Please see "Business of the Fund."

4.   We have revised the language. Please see "Business of the Fund."

5.   We have revised the language. Please see "Use of Proceeds" and "Business of the Fund."

6.   We have revised the language. Please see "Plan of Distribution."

7.   Mr. Raike is President of the Fund, which is now named Raike Real Estate Income Fund, LLC. See Certificate of Amendment attached. He is not selling securities "on behalf of" the Issuer (the "Fund"). Rather the Fund is selling its own securities directly. The Fund acts by and through its officer, William Raike. Woodstock Financial Group, Inc. ("Woodstock") is not in any way participating in this offering or in any way offering securities on behalf of the Fund. Mr. Raike is in no sense acting as a broker or dealer representing the Fund. Nor are Mr. Raike or Woodstock receiving any remuneration in connection with the offer or sale of these securities. An issuer selling its own securities is not an "underwriter." See Section 2(11) of the Securities act of 1933.

8.   Woodstock Financial Group, Inc. ("Woodstock") will seek to obtain a "no objection" opinion from FINRA's Corporate Finance Department.

9.   We have revised the language. Please see the "Subscription Agreement."

If there is anything further you need, please let us know.

Sincerely,



Geoffrey T. Chalmers

cc: William J. Raike

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "WFG REAL ESTATE INCOME FUND, LLC", CHANGING ITS NAME FROM "WFG REAL ESTATE INCOME FUND, LLC" TO "RAIKE REAL ESTATE INCOME FUND, LLC", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF OCTOBER, A.D. 2007, AT 5:08 O'CLOCK P.M.


SECRETARY'S OFFICE
DELAWARE

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4071936 8100

071161038

AUTHENTICATION: 6111661

DATE: 10-29-07

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:24 PM 10/26/2007
FILED 05:08 PM 10/26/2007
SRV 071161038 - 4071936 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: WFG Real Estate Income Fund, LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows: 1. The name of the limited liability company is: Raike Real Estate Income Fund, LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 26 day of October, A.D. 2007.

By: William J. Raike
Authorized Person(s)

Name: William J. Raike
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